April 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Todd Schiffman

Re:	Think Elevation Capital Growth Opportunities

Request to Withdraw Registration Statement on Form S-1

File No. 333-254519

Dear Mr. Schiffman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Think Elevation Capital Growth Opportunities, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-254519), originally filed with the Commission on March 19, 2021, together with all amendments and exhibits thereto (the “Registration Statement”).

The Company has determined not to utilize the Registration Statement for an initial public offering at this time. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities have been or will be distributed, issued or sold under the Registration Statement or the prospectus contained therein. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding the foregoing, please do not hesitate to contact George J. Vlahakos of Sidley Austin LLP at (713) 495-4522.

Think Elevation Capital Growth Opportunities

By:	/s/ Shashin Shah
Name: Shashin Shah
Title: Co-Chief Executive Officer